October 12, 2007

John Reynolds, Assistant Director Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Stone Tan China Acquisition Corp.
Form S-1 Registration Statement
File No. 333-142729

Dear Mr. Reynolds:

On behalf of our client, Stone Tan China Acquisition Corp., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 8 (“Amendment No. 8”) to the Company’s Registration Statement on Form S-1 (No. 333-142729) (together, the “Registration Statement”), including one complete electronic version of the exhibits filed therewith.

Amendment No. 8 is being filed to respond to the comments set forth in the Staff’s letter dated October 11, 2007 (the “Staff’s Letter”). In order to facilitate your review of Amendment No. 7, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letters, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

Comment Number	Response

Summary

1.

Please refer to comment one from our letters dated June 8, 2007 and July 6, 2007. Revise to briefly describe the factors that were considered in decreasing the size of the offering from $300 million to $200 million. Please address any changes to the size or nature of potential target companies as a result of the decrease.

We have added a new subheading in the “Prospectus Summary” entitled “Determination of Offering Amount” which states that the primary factor considered was investor receptivity given current market conditions. We have incorporated into this new section (and deleted from where it previously appeared) the disclosure regarding the determination of the amount held in trust which was added in response to the Staff’s prior comments. The new disclosure clarifies that the reduction in the contemplated size of the offering will not result in any material changes to the size or nature of potential target companies.

2.

We note disclosure of the co-investment on pages four, seven and elsewhere, and the statement on page 10 regarding the co-investment’s “price equal to the initial per share amount in the trust account.” Please revise to quantify the estimated price on page four and in the carryover paragraphs on pages 80 — 81. Your revised disclosure on pages 80 — 81 should clarify the terms of purchases from the company, including the price and whether or not and how the consideration could be used in connection with a business combination.

We have revised the disclosure on pages 4 and 81 to clarify that the estimated price will equal the initial per share amount in the trust of $7.93 plus interest earned on such amount, less taxes paid or payable and interest released to the Company for working capital. Because the timing of the announcement of a business combination and future interest rates are unknown, it is not possible to calculate the actual dollar amount in trust but in no event would such amount be less than the $7.93 initial amount.

The disclosure on page 81 has been expanded to reflect that the proceeds from the sale of any co-investment units may be used as part of the purchase price in connection with a business combination or for working capital for the combined company.

3.

In this regard, please revise to clarify under what circumstances, if any, Messrs. Stone and Tan would not be required to purchase securities valued at $10 million. Would the securities purchase or any other agreement prevent them from purchasing securities of Stone Tan in the open market in addition to the $10 million covered by the agreement? Also, please clarify who the “Purchasers” are as identified in the securities purchase agreement.

The disclosure on page 4 has been expanded to reflect that the only circumstance in which the founding stockholders would not be required to purchase $10,000,000 of securities would be in the event that the Company did not announce the execution of a definitive agreement for a business combination. The revised disclosure also reflects that there is no agreement that would prevent them from making additional purchases in the open market, although they have not indicated any intention to do so.

General

4.	Please refer to your response to comment two from our letter dated July 6, 2007. Please advise us of any clearances from the states identified on the cover page

We have been advised by underwriters’ counsel that we have obtained clearance from Colorado, Delaware, the District of Columbia, Florida, Georgia, Illinois, Indiana, Louisiana, Nevada, New York and Rhode Island and have an exemption in Hawaii, all subject to the Registration Statement being declared effective.

5.

We remind you to please provide us with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

We understand that the NASD examiner will be contacting the Staff shortly.

6.	With the request for acceleration, please provide the company’s representations identified at the end of our letter dated June 8, 2007.

The representations referred to in the Staff’s Letter will be included in the acceleration request.

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935 or Giovanni Caruso at (212) 407-4866.

Sincerely,

/s/ Fran Stoller

Fran Stoller
Partner